Via Facsimile and U.S. Mail
Mail Stop 6010

February 7, 2008

Mr. Paul J. Malvasio
Executive Vice President and
Chief Financial Officer
The Navigators Group, Inc.
One Penn Plaza
New York, NY 10119

> **Re: The Navigators Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 0-15886**

Dear Mr. Malvasio:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Branch Chief